# Tawn Miller

Real Estate Broker at Kenna Real Estate
Littleton

## Contact

www.linkedin.com/in/tawn-miller-a5256595 (LinkedIn)

## Top Skills

Marketing Strategy
Strategy
Event Management

## Languages

English

## Summary


I pride myself in being self motivated, sincere, genuine, and most of all passionate. I feel very fortunate to have these four personality characteristics paired with a strong work ethic and have been told this is something that cannot be taught. Any challenge brought to me is an opportunity to make it better. Taking negative situations and turning them into something positive is what I thrive on.

My strong personal skills make me the ideal candidate to represent you in this highly demanding market. My career has been built on first impressions and the ability to exceed expectations. I have a sharp eye for process improvement and am a firm believer that proper structuring enables optimal efficiency.

Working well under pressure and possessing excellent multi-tasking skills has opened a lot of doors for me. I often find myself hired for a single position and then quickly absorb a multitude of additional responsibilities. I enjoy being challenged and working with teams to design, implement, and execute a mission.

Your consideration is appreciated in selecting me as your Real Estate Broker. My loyalty is unparalleled when immersed in a company culture that encourages a positive environment and fair opportunities. I urge you to call my references to verify the statements above as I have worked very hard to build my current reputation. Given the opportunity I am confident in my ability to set a new benchmark with you.


## Experience

Kenna Real Estate
Real Estate Broker
April 2018 - Present (4 years 1 month)
Littleton, Colorado

## Sellstate Professional Realty
Broker Associate
October 2015 - Present (6 years 7 months)

Residential and Commercial Realty- specializing in marketing listings


## Subway- Donna Curry Investments
Director of Marketing
May 2014 - July 2015 (1 year 3 months)
Southern Nevada

o Develops and Implements strategic target marketing plans for 60+ store locations
o Analyzes market trends and  maintains competition intelligence
o Increase and optimize market share  by cultivating future potential revenue streams
o Establishes and communicates division goals and workload delegations


## Twin Towers Trading, Inc.
Regional Marketing Manager
May 2013 - April 2014 (1 year)
Western United States

o Developed markets and clientele base for 526 Subways inside Wal-Marts
o Established company-wide training and sales procedures
o Maintained account records and relationships


## Nathans Concepts
VP Sales and Marketing
March 2010 - December 2013 (3 years 10 months)

o Developed new target markets and established clientele base
o Established company-wide training and sales procedures
o Maintained account records and relationships


## Wynn Las Vegas
3 years 10 months

Banquet Beverage Manager
December 2010 - March 2013 (2 years 4 months)

o Scheduled and coordinated multiple events  between two properties
o Managed costs, sales, inventory; utilized excess warehouse inventory to maximize profits
o Developed, and implemented training on specialty items and service techniques

o Complied and maintained all health code standards

## Restaurant Manager
January 2010 - December 2010 (1 year)
Terrace Pointe Cafe , Las Vegas

o Analyzed and configured the needs of service for each shift

o Motivated employees and increased sales by implementing weekly
incentives

o Processed all employees payroll and requests

o Directed meetings to maintain high quality standards and update staff on
company matters

o Dealt directly with dissatisfied guests; resolving all issues to guest's
satisfaction

## Food Server
June 2009 - January 2010 (8 months)
Terrace Ponite Cafe, Las Vegas

o Created memorable experiences for every guest

o Ensured prompt delivery of all guest orders and any special requests

## A Black Tie Affair
General Manager
February 2006 - March 2008 (2 years 2 months)

o Lead; Sales and Marketing

o Tripled Clientele base within first three months

o Established a new standard for the market by broadening versatility

o Analyzed and configured the needs of service for each event

o Streamlined process to inform staff, allowing quicker availability response to
clientele

o Processed client invoices and composed all payroll

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# Education

## Le Cordon Bleu College of Culinary Arts
BA Culinary Managment, Marketing/Marketing Management,
General · (2005 - 2008)

## Le Cordon Bleu Scottsdale AZ
BA Culinary Management, Restaurant, Culinary, and Catering Management/
Manager · (2005 - 2008)